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                            September 28, 2015
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Ms. Shannon Sobotka
Re:
Sprott Physical Gold Trust
Form 40-F for the fiscal year ended December 31, 2014
Filed March 30, 2015
File No. 001-34638

Sprott Physical Silver Trust
Form 40-F for the fiscal year ended December 31, 2014
Filed March 30, 2015
File No. 001-34928

Dear Ms. Sobotka:
Seward & Kissel LLP represents Sprott Physical Gold Trust and Sprott Physical Silver Trust (each a "Trust", and together, the "Trusts"), in connection with each Trust's Form 40-F for the year ended December 31, 2014 (each a "2014 40-F", and together, the "2014 40‑Fs"), filed with the Securities and Exchange Commission (the "Commission") on March 30, 2015.  By letter dated September 15, 2015 (the "Comment Letter"), the Staff of the Commission (the "Staff") provided the Trusts with its comments on the 2014 40-Fs.  Those comments, together with the Trusts' responses to them, are set forth below.
Exhibit 99.6: Sprott Physical Gold Trust
Statements of Financial Position, page 12
1.	It appears that your units are redeemable at the option of the unitholder for cash. Please tell us how you determined they are properly classified as equity instruments. Refer to IAS 32. Additionally, please apply this comment to Sprott Physical Silver Trust.
In accordance with IAS 32, Financial Instruments: Presentation, the units of the Trusts are puttable instruments that give the holders the right to put the instrument back to the issuer for cash or another financial asset. IAS 32 provides an exception for certain puttable instruments to classify them as equities, notwithstanding that they have features that would otherwise require their classification as financial liabilities. IAS 32.16A-B classifies a puttable instrument as an equity instrument if it has certain features. The units of the Trusts have all of those features and thus are properly classified as equity instruments. Those features are indicated below, and the details of how the units of the Trusts meet those criteria are noted below:
(a)	It entitles the holder to a pro rata share of the entity's net assets in the event of liquidation.
This requirement has been met, and is described in detail in the Prospectus of each Trust.
(b)	The instrument is in the class of instruments that is subordinate to all other classes of instruments.
This requirement has been met.  The Trusts each offer only a single class of units. If an entity has only one class of units, that class is treated as if it were subordinate to all other classes (IAS 32.AG14D).

(c)	All financial instruments in the class of instruments that is subordinate to all other classes of instruments have identical features.
This requirement has been met. The Trusts each offer only a single class of units, with all units having identical features.
(d)	Apart from the contractual obligation for the issuer to repurchase or redeem the instrument for cash or another financial asset, the instrument does not include any contractual obligation to deliver cash or another financial asset to another entity, or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the entity, and it is not a contract that will or may be settled in the entity's own equity instruments as set out in subparagraph (b) in the definition of a liability.
This requirement has been met, as the units of the Trusts do not include any such contractual obligations.
(e)	Gives rise to total expected cash flows over the life of the instrument that are based substantially on the profit or loss, the change in recognized net assets or the change in the fair value of the recognized and unrecognized net assets over the life of the instrument (excluding any effects of the instrument).
This requirement has been met.  The total expected cash flows over the life of the instrument are based substantially on the change in the fair value of the recognized net assets of the entity over the life of the instrument.
(f)	In addition to the instrument having all the above features, the issuer must have no other financial instrument or contract that has:
a.	Total cash flows based substantially on the profit or loss, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the entity (excluding any effects of such instrument or contract) and
b.	The effect of substantially restricting or fixing the residual return to the puttable instrument holders.
This requirement has been met, as the issuer does not have any other financial instruments that have these characteristics.
Each of the Trusts acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that the information provided in this letter addresses the Staff's comments.  If you have any questions or comments concerning the foregoing, please feel free to telephone me at 202-661-7150.
Sincerely,

SEWARD & KISSEL LLP

By:	/s/ Anthony Tu-Sekine
Anthony Tu-Sekine
Counsel

Cc:                Howard Efron
Staff Accountant
Division of Corporation Finance
Steven Rostowsky
Chief Financial Officer
Sprott Asset Management LP, manager of the Trusts

Kirstin H. McTaggart
Chief Compliance Officer
Sprott Asset Management LP, manager of the Trusts